India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

March 30, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Russel Mancuso
Branch Chief
Office of Electronics and Machinery

Re:	India Globalization Capital, Inc.
Preliminary Proxy Statement on Schedule 14A Filed March 8, 2017 File No. 001-32830

Dear Mr. Mancuso:

This letter is to inform you that India Globalization Capital, Inc. has cancelled the shareholders meeting for fiscal year ending March 31, 2016, that was to be held on March 31, 2017.

We expect to reschedule the shareholders meeting at an appropriate time after the filing of the Company' Annual Report on Form 10-K for the fiscal year ending March 31, 2017.

We will not be following up on the Preliminary Proxy on Schedule 14A filed on March 8, 2017 with a Definitive Proxy filing.

We appreciate all your assistance and clarifications in this matter.

Sincerely,

Very truly yours,

ss:	India Globalization Capital, Inc.
John Cherin,
CFO, Treasurer, and Principal Accounting
and Financial Officer
cc:   Mr. Caleb French, SEC
Mr. Ram Mukunda, IGC CEO